NINTH AMENDMENT
TO THE
HEWLETT-PACKARD COMPANY
401(k) PLAN
(Amended and Restated Effective June 2, 2000)

        The Hewlett-Packard Company 401(k) Plan (the “Plan”) is hereby amended effective as of January 1, 2004, as follows:

1.     Section 3(a)(i) is hereby amended to read as follows:

        (j)        Beneficiary. Each Participant shall, in the form and manner prescribed by the Company, designate a person or persons to be such Participant’s “Beneficiary” to receive amounts payable under the Plan in the event of the death of the Participant. A designation must be received by the Plan prior to the Participant’s death to be a valid designation. Any designation by a married Participant of a person other than his or her spouse as Beneficiary shall be effective only if his or her spouse consents in writing to such designation. Such consent shall acknowledge the effect of such designation and shall be witnessed by a representative of the Company (if available) or a notary public. The spouse may revoke such consent only in the event that the Participant changes his or her Beneficiary designation. Subject to the foregoing, a Participant may change his or her Beneficiary from time to time in accordance with procedures established by the Company. If the Participant has not designated a Beneficiary, or if the designated Beneficiary (or Beneficiaries) are not living at the time any payment is to be made hereunder, then (i) the spouse of the deceased Participant shall be his or her Beneficiary; or (ii) if the Participant has no spouse living at the time of such payment, his or her then living children shall be his or her Beneficiaries, in equal shares; or (iii) if the Participant has neither a spouse nor children living at the time of such payment, his or her then living parents shall be his or her Beneficiaries, in equal shares; or (iv) if the Participant has neither a spouse nor children nor parents living at the time of such payment, his or her then living brothers and sisters shall be his or her Beneficiaries, in equal shares; or (v) if none of the individuals described in (i) through (iv) are living at the time of such payment, his or her estate shall be his or her Beneficiary. Solely for purposes of the immediately preceding sentence, the term “spouse” shall include domestic partners. For such purposes, a “domestic partner” shall mean the person with whom the Participant has signed and filed a notarized declaration of domestic partnership form as prescribed by the Company.

        Effective January 5, 2004, the Plan adopted revised procedures governing the form and manner in which a Participant may designate a Beneficiary (the “2004 Procedures”). Effective for any death occurring on or after April 1, 2004, only a Beneficiary designation submitted in accordance with the 2004 Procedures shall be a valid Beneficiary designation. Accordingly, for deaths occurring on or after April 1, 2004, any Beneficiary designation submitted not in accordance with the 2004 Procedures, including any Beneficiary designation on file with the Plan as of January 4, 2004, shall be invalid.

2.     Section 13(l) is hereby amended by changing the phrase at the end thereof from “…from the Hewlett-Packard Company Deferred Profit-Sharing Plan or the Hewlett-Packard Company Retirement Plan” to “…from the Hewlett-Packard Company Deferred Profit-Sharing Plan, the Hewlett-Packard Company Retirement Plan or the Hewlett-Packard Company Cash Account Pension Plan.”

        This Ninth Amendment is hereby adopted this 19th day of March, 2004.

HEWLETT-PACKARD COMPANY
By: /s/ Marcela Perez de Alonso
Marcela Perez de Alonso Executive Vice President Human Resources and Workforce Development